

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Kurt Wise
President
Wise Sales, Inc.
4701 Washington Ave., Suite 210
Racine, Wisconsin 53406

> **Re:** **Wise Sales, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-158966**

Dear Mr. Wise:

We have reviewed amendment number three to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 16

1. We note your statement that your pro forma net tangible book value at June 30, 2009 would have been $(489). This amount should be as of June 30, 2010. Please revise.

2. Please provide us with your calculation of the net decrease per share to new shareholders and the dilution to new shareholders (percentage) as we are unable to recalculate these amounts. Please revise your disclosures as necessary.

Management's Discussion and Analysis of Financial Condition and Results of …, page 25

3. We note your response to comment six from our letter dated March 9, 2010 and your updates to the financial statements. However, your references to accounting standards have not been updated in other sections of your document, such as in Management's

Discussion and Analysis of Financial Condition and Results of Operations. Therefore, we reissue our comment.

Changes in and Disagreements with Accountants on Accounting and Financial …, page 29

4. We note that you have updated this section to refer to a report of Moore & Associates Chartered on the company's financial statements for the year ended December 31, 2009. These updates do not appear to be appropriate given that Moore & Associates' registration was revoked by the PCAOB during 2009 and the report on your financial statements for the year ended December 31, 2009 was issued by Seale and Beers. Please revise.

Financial Disclosure, page 29

5. Please revise to correctly describe the periods of audited financial statements contained in your filing.

Report of Independent Registered Public Accounting Firm, page F-2

6. Your audit opinion does not cover all of the periods of financial statements that you have presented. Please revise your audit opinion to cover all of the audited periods. For example, it should include the financial statements as of and for the period from inception through December 31, 2008.

Financial Statements for the Year Ended December 31, 2009, page F-3

Notes to Consolidated Financial Statements, page F-7

Note 3 – Capital Stock, page F-10

7. We read your revisions to this footnote based on comment five from our letter dated March 9, 2010 and have the following additional comments:

   * As previously requested, please revise this footnote to provide the disclosures required by ASC 718-10-50, formerly paragraph A240 of SFAS 123R, for these stock grants. In this regard, you still have not disclosed a description of the method used to estimate the fair value of awards and a description of the significant assumptions used to estimate the fair value of awards. Refer to ASC 718-10-50-2(f).

   * As previously requested, if you did not use a valuation specialist, please describe to us within your response to this comment the objective evidence that supports your determination of the fair value of your common stock at each grant or issue date.

Financial Statements for the Period Ended June 30, 2010, page F-10

Notes to Consolidated Financial Statements, page F-14

Note 2 – Summary of Significant Accounting Policies, page F-14

    8. Please revise to provide the disclosures required by Rule 10-01(b)(8) of Regulation S-X.

Note 7 – Subsequent Events, page F-16

    9. We read your response to comment seven from our letter dated March 9, 2010. Please explain to us how you have complied with ASU 2010-09 and ASC 855-10-50-1 to disclose the date through which subsequent events have been evaluated and whether that date is the date that the financial statements were issued or were available to be issued. Please revise as necessary.

Exhibit 5, Opinion of Joseph L. Pittera, Esq.

    10. We reviewed your responses to comment seven in our letter dated March 9, 2010 and the revised opinion of your counsel and have the following comments:

- We reissue comment 20 in our letter dated February 12, 2010. Counsel should revise its opinion to delete the paragraph beginning "Based upon the foregoing …" since this offering is a primary offering by the company.

- We reissue comment 42 in our letter dated May 29, 2009. In the last sentence of the penultimate paragraph of its opinion, counsel states that the opinion "is limited to the laws… as in effect on the date hereof" and also provides temporal restrictions on its opinion in the last paragraph. Please be advised that in order for your registration statement to be declared effective, it will be necessary for you to file an opinion of counsel dated as of the effective date. Alternatively, counsel should remove these limitations from the opinion.

- Counsel should revise its opinion to provide its consent to be named in the registration statement. In this regard, we note that you include in your Item 16 Exhibit Index as Exhibit 23.2 the Consent of Counsel and refer to Exhibit 5 for this consent; however, we were unable to locate this consent in the Exhibit 5 opinion.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Lambert Pittera, Esq.
        Law Office of Joseph Lambert Pittera, Esq.
        Facsimile Number: (310) 328-3063